 Exhibit(h)(43)

NORTHERN LIGHTS FUND TRUST II

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is effective as of the January 21, 2026, by and between Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A which may be amended from time to time (each a “Fund” and, collectively, the “Funds”), and the Adviser of the Funds, M Financial Investment Advisers, Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the [ ], 2026, (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Fund, are responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to limit the Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) of one or more classes of the Fund, pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days, written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of that class of a Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expenses, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, extraordinary expenses such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.

3. REIMBURSEMENT OF FEES AND EXPENSES. Any excess expense payments paid by the Adviser pursuant to this Agreement which are a Fund’s obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser may recoup reimbursements made in any fiscal year of a Fund over the following three fiscal years.  Any such reimbursement is also contingent upon

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Board of Trustees review and approval at time the reimbursement is made. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect until [ ], 2027 and shall continue in effect thereafter for additional periods not exceeding one year so long as such continuation is approved at least annually by the Adviser and the Board of Trustees of the Trust.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate as to the Fund, if the Investment Advisory Agreement as to the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST II on behalf of the series listed on Schedule A	M FINANCIAL INVESTMENT ADVISERS, INC.

By:_/s/ Kevin Wolf	By: /s/Robert Olson
Name: Kevin Wolf	Name: Robert Olson
Title: President	Title: President

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Appendix A

to the

NORTHERN LIGHTS FUND TRUST II

OPERATING EXPENSES LIMITATION AGREEMENT

(as a percentage of average daily net assets)

M International Equity Fund	0.54%
M Large Cap Growth Fund	0.59%
M Capital Appreciation Fund	0.99%
M Large Cap Value Fund	0.61%

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